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                                                                  Exhibit (a)(5)
         Exhibit (a)(5) Letter to Stockholders, dated February 9, 2001

[LETTERHEAD DELCO REMY INTERNATIONAL INC.]

February 9, 2001

Dear Stockholder:

  I am pleased to inform you that on February 7, 2001, Delco Remy International, Inc. (the "Company"), Court Square Capital Limited ("Court Square") and DRI Acquisition LLC (the "Purchaser") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Court Square and the Purchaser have amended certain terms of the tender offer commenced on January 11, 2001, to purchase all of the outstanding shares of Class A common stock of the Company (the "Shares") not currently owned by Court Square, at a price of $8.00 per Share, net to the Seller in cash (the "Original Offer"). The Original Offer has been amended to (i) increase the purchase price per Share to $9.50, net to the seller in cash, (ii) change the expiration date of the offer to 12:00 midnight, New York City time, on Friday, February 23, 2001, and
(iii) modify certain conditions to the consummation of the offer (the "Revised Offer"). Court Square and the Purchaser have agreed, subject to certain conditions, to commence, a second-step merger (the "Merger") to acquire any Shares not tendered in the Revised Offer.

  The Special Committee of the Board of Directors of the Company (the "Special Committee") has unanimously determined (i) that the Revised Offer and the Merger Agreement are fair to, and in the best interests of, the stockholders of the Company other than Court Square and its affiliates (the "Public Stockholders"), (ii) to recommend that the Board of Directors of the Company (the "Board") approve the Merger and declare its advisability, and (iii) to recommend that the Public Stockholders accept the Revised Offer and tender their Shares pursuant to the Revised Offer.

  Based upon the recommendation of the Special Committee, the members of the Board present at the meeting unanimously (other than Michael A. Delaney who abstained from voting due to his affiliation with Court Square and its affiliate) determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger and a Stock Option Agreement among the Company, Court Square and the Purchaser and the transactions contemplated thereby, are advisable and fair to, and in the best interests of, the Public Stockholders, and approved and authorized the Merger Agreement, the Merger and the transactions contemplated by the Stock Option Agreement. In addition, based upon the recommendation of the Special Committee, the members of the Board present at the meeting unanimously (other than Mr. Delaney who abstained from voting due to his affiliation with Court Square and its affiliate) recommended that the Public Stockholders accept the Revised Offer and tender their Shares pursuant to the Revised Offer and, if necessary, approve and adopt the Merger Agreement and the Merger.

  Enclosed for your consideration is a copy of the Company's Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9, which is being filed today with the Securities and Exchange Commission. The enclosed document explains the Special Committee's recommendation and provides other important information. Please read this document carefully and consider it thoroughly before taking any action with respect to the Offer.

                                       Sincerely,

                                       /s/ Thomas J. Snyder
                                       Thomas J. Snyder,
                                       President and Chief Executive Officer